Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PRESIDENTIAL LIFE CORPORATION
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

740884104
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(CUSIP Number)

Kurz Family Foundation, Ltd.
Herbert Kurz
Ellen Kurz
Leonard Kurz
c/o Anthony Montalbano, Esq.
Montalbano, Condon & Frank, P.C.
67 North Main Street, 3rd Floor
New City, New York  10956
(845) 634-7010
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 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

12/9/09
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Kurz Family Foundation, Ltd. I.R.S. Identification Nos. of above persons (entities only) EIN No. 13680855
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization State of Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 6,164,981
8.	Shared Voting Power 0
9.	Sole Dispositive Power 6,164,981
10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,164,981
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11) 20.8%
14.	Type of Reporting Person (See Instructions) CO

1.		Names of Reporting Persons. Herbert Kurz I.R.S. Identification Nos. of above persons (entities only)
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) PF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,432,284
	8.	Shared Voting Power 6,164,981
	9.	Sole Dispositive Power 2,432,284
	10.	Shared Dispositive Power 6,164,981
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,597,2651
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 29.1%2
14.		Type of Reporting Person (See Instructions) IN

1	Includes 6,164,981 shares beneficially owned by the Kurz Family Foundation, Ltd. (the "Foundation"). Herbert Kurz disclaims beneficial ownership of such shares.

2	Includes 6,164,981 shares beneficially owned by the Foundation, which represent approximately 20.8% of the outstanding shares and of which Herbert Kurz disclaims beneficial ownership.

1.	Names of Reporting Persons. Ellen Kurz I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 514,771
	8.	Shared Voting Power 6,164,981
	9.	Sole Dispositive Power 514,771
	10.	Shared Dispositive Power 6,164,981
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,679,7521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11) 22.6%2
14.	Type of Reporting Person (See Instructions) IN

1	Includes 6,164,981 shares beneficially owned by the Kurz Family Foundation, Ltd. (the "Foundation"). Ellen Kurz disclaims beneficial ownership of such shares.

2	Includes 6,164,981 shares beneficially owned by the Foundation, which represent approximately 20.8% of the outstanding shares and of which Ellen Kurz disclaims beneficial ownership.

1.		Names of Reporting Persons. Leonard Kurz I.R.S. Identification Nos. of above persons (entities only)
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 549,295
	8.	Shared Voting Power 6,164,981
	9.	Sole Dispositive Power 549,295
	10.	Shared Dispositive Power 6,164,981
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,714,2761
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 22.7%2
14.		Type of Reporting Person (See Instructions) IN

1	Includes 6,164,981 shares beneficially owned by the Kurz Family Foundation, Ltd. (the "Foundation"). Leonard Kurz disclaims beneficial ownership of such shares.

2	Includes 6,164,981 shares beneficially owned by the Foundation, which represent approximately 20.8% of the outstanding shares and of which Leonard Kurz disclaims beneficial ownership.

Introduction

This Amendment No. 2 to Schedule 13D ("Amendment No. 2"), which relates to the common stock, par value $0.01 per share (the "Common Shares"), of Presidential Life Corporation, a Delaware corporation (the "Company"), is filed on behalf of the Kurz Family Foundation, Ltd., a Delaware not-for-profit corporation (the "Foundation"), Herbert Kurz, Ellen Kurz and Leonard Kurz (each, a "Reporting Person" and collectively, the "Reporting Persons") and amends the Schedule 13D filed on February 17, 2009 and amended on March 20, 2009 (the "Schedule 13D"). This Amendment No. 2 adds each of Herbert Kurz, Ellen Kurz and Leonard Kurz as a filing person because each of them is a director of the Foundation and may be deemed to have beneficial ownership of the Common Shares owned by the Foundation, although each of them disclaims such beneficial ownership.  Herbert Kurz is the father of Ellen Kurz and Leonard Kurz.

Item 2.	Identity and Background.

Information about Herbert Kurz, Ellen Kurz and Leonard Kurz previously has been set forth in Item 2 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

Ellen Kurz acquired the 514,771 Common Shares that she beneficially owns (other than the 6,164,981 Common Shares held by the Foundation) through gifts from Herbert Kurz.  Leonard Kurz acquired the 549,295 Common Shares that he beneficially owns (other than the 6,164,981 Common Shares held by the Foundation) through gifts from Herbert Kurz.  Information concerning the Common Shares beneficially owned by Herbert Kurz is set forth in a Schedule 13D filed by him on February 17, 2009, as amended on October 2, 2009 and November 9, 2009 (the "Herbert Kurz Schedule 13D").

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

The Common Shares beneficially owned by Ellen Kurz and Leonard Kurz are owned for investment purposes.  Information concerning the purpose with respect to the Common Shares beneficially owned by Herbert Kurz (other than the 6,164,981 Common Shares held by the Foundation) is set forth in the Herbert Kurz Schedule 13D.

The Foundation continues to hold the 6,164,981 Common Shares held by it to meet its general charitable and educational purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) (i)  As of the date hereof, the Foundation beneficially owns an aggregate of 6,164,981 Common Shares which represent approximately 20.8% of the Company's 29,574,697 outstanding Common Shares. The percentages in this Item 5 are calculated on the basis of 29,574,697 Common Shares outstanding on November 30, 2009.

(ii)  As of the date hereof, Herbert Kurz may be deemed to beneficially own an aggregate of 8,597,265 Common Shares (approximately 29.1% of the Company's outstanding Common Shares).  Such Common Shares include 6,164,981 Common Shares (approximately 20.8% of the Company's outstanding Common Shares) held by the Foundation.  Herbert Kurz is a director of the Foundation and disclaims beneficial ownership of all Common Shares held by the Foundation.  Additional information concerning the Common Shares beneficially owned by Herbert Kurz is set forth in the Herbert Kurz Schedule 13D.

As of the date hereof, Ellen Kurz may be deemed to beneficially own an aggregate of 6,679,752 Common Shares (approximately 22.6% of the Company's outstanding Common Shares).  Such Common Shares include 6,164,981 Common Shares (approximately 20.8% of the Company's outstanding Common Shares) held by the Foundation.  Ellen Kurz is a director of the Foundation and disclaims beneficial ownership of all Common Shares held by the Foundation.

As of the date hereof, Leonard Kurz may be deemed to beneficially own an aggregate of 6,714,276 Common Shares (approximately 22.7% of the Company's outstanding Common Shares).  Such Common Shares include 6,164,981 Common Shares (approximately 20.8% of the Company's outstanding Common Shares) held by the Foundation.  Leonard Kurz is a director of the Foundation and disclaims beneficial ownership of all Common Shares held by the Foundation.

(b)(i) For each of the 6,164,981 Common Shares that the Foundation owns, the Foundation has the sole power to vote such shares, and has the sole power to dispose of, or to direct the disposition of, such shares. As directors of the Foundation, Herbert Kurz, Ellen Kurz and Leonard Kurz have shared power to vote the Common Shares held by the Foundation and have shared power to dispose of, or to direct the disposition of, the Common Shares held by the Foundation.

(ii)  For each of the 2,432,284 Common Shares that Herbert Kurz beneficially owns (other than the 6,164,981 Common Shares held by the Foundation), Herbert Kurz has the sole power to vote such shares, and has the sole power to dispose of, or to direct the disposition of, such shares.

For each of the 514,771 Common Shares that Ellen Kurz beneficially owns (other than the 6,164,981 Common Shares held by the Foundation), Ellen Kurz has the sole power to vote such shares, and has the sole power to dispose of, or to direct the disposition of, such shares.

For each of the 549,295 Common Shares that Leonard Kurz beneficially owns (other than the 6,164,981 Common Shares held by the Foundation), Leonard Kurz has the sole power to vote such shares, and has the sole power to dispose of, or to direct the disposition of, such shares.

The Foundation does not have any voting or dispositive power with respect to the Common Shares beneficially owned by Herbert Kurz, Ellen Kurz or Leonard Kurz and disclaims beneficial ownership of such Common Shares (other than the 6,164,981 Common Shares held by the Foundation).

(c) None of the Foundation, Ellen Kurz or Leonard Kurz has effected any transactions in the Common Shares in the last 60 days.

Herbert Kurz has not effected any transactions in the Common Shares since November 9, 2009, the date of the last amendment to the Herbert Kurz Schedule 13D.

(d)  None.

(e)  Not applicable.

Item 7	Material to be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated as of December 9, 2009, by and between the Kurz Family Foundation, Ltd., Herbert Kurz, Ellen Kurz and Leonard Kurz

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 2009

KURZ FAMILY FOUNDATION, LTD.

/s/ Herbert Kurz
By: Herbert Kurz
Title: President

/s/ Herbert Kurz
Herbert Kurz

/s/ Ellen Kurz
Ellen Kurz

/s/ Leonard Kurz
Leonard Kurz